EXECUTIVE EMPLOYMENT AGREEMENT
made as of February 11, 2016

Between

TRILLIUM THERAPEUTICS INC.
(hereinafter called the "Corporation")

- and –

DR. ROBERT UGER
(hereinafter called the "Executive")

WHEREAS the Corporation and the Executive were parties to a binding written employment agreement dated June 3, 2014;

AND WHEREAS the Corporation and the Executive desire to amend the terms of that agreement;

AND WHEREAS the Corporation has provided the Executive with an increase in termination entitlements as valuable consideration for the amendments

AND WHEREAS the Corporation and the Executive desire to enter into a new written employment agreement to reflect their newly agreed upon terms and conditions of employment (“Agreement”);

NOW THEREFORE in consideration of the above, the mutual covenants herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), the parties agree as follows:

PART I - EMPLOYMENT SERVICES

ARTICLE 1 - Definitions Applicable to this Part I

1.1                  "Business Day" means any day, other than a Saturday, Sunday or other day on which banks are not open for full commercial business in Toronto, Ontario.

1.2                   "Disability" means an impairment of mind or body rendering a person incapable of performing his essential duties subject to the Corporation's duty to accommodate pursuant to the Ontario Human Rights Code, which impairment has continued for either, (i) six consecutive months, or (ii) an aggregate of six months out of any consecutive 12 month period.

1.3                  "Just Cause" includes anything that would constitute just cause at common law, and (i) the wilful and continued failure by the Executive to perform his duties as an employee, officer or director of the Corporation or any of its subsidiaries (other than resulting from incapacity due to physical or mental Disability); or (ii) the breach by the Executive in any material respect of this Agreement, provided that wilful failure to so perform his duties or a breach of this Agreement will constitute "Just Cause" only if the Executive fails to terminate the relevant act or cure the failure to act or breach and remedy and harm from such wrongful act or failure to act within ten (10) Business Days after receipt of written notice from the Corporation of such wrongful act, failure to act, breach or harm, or (iii) theft, fraud, dishonesty or wilful misconduct by the Executive involving the property, business or affairs of the Corporation or any of its subsidiaries or the carrying out of the Executive's duties.

ARTICLE 2 - Engagement and Acceptance of Duties

2.1                  During the period of the Executive's employment hereunder, the Executive shall assist the Corporation in carrying on the business and promote the interest, business and reputation of the Corporation and its affiliates. The Executive shall serve the Corporation in the capacity of Chief Scientific Officer. The Executive shall undertake the responsibilities, duties and authorities typically associated with the position of Chief Scientific Officer of the Corporation from time to time during the period of his employment hereunder. The Executive shall in the performance of such duties and exercise of such powers report to the Chief Executive Officer of the Corporation.

2.2                  The Executive shall devote his full time and attention to the affairs and business of the Corporation in order to perform his obligations hereunder and to well and faithfully serve the Corporation and shall exercise the powers and authorities and fulfil the duties conferred upon him honestly, diligently, in good faith and in the best interests of the Corporation. The Executive shall use his best efforts to promote the interests of the Corporation.

ARTICLE 3 - Employment Contract

3.1                  Subject to Article 6, the period of the Executive's employment hereunder shall continue from February 11, 2016 (the “Effective Date”) until terminated by either party. The obligations of the Executive set forth in Part III of this Agreement shall survive the termination of this Agreement and the employment of the Executive hereunder.

ARTICLE 4 – Remuneration

4.1                  Base Salary: For his services hereunder, the Corporation agrees to pay the Executive a salary at the annual rate of not less than $320,000.00, less statutory withholdings and deductions payable in monthly instalments in arrears (the "Base Salary").

4.2                  Bonus: The Executive will also be eligible for an annual bonus (the “Bonus”) of up to thirty-five percent (35%) of the Base Salary, based on the performance of the Corporation, according to annual corporate objectives established by the Corporation’s Board, which shall be paid by the Corporation within 30 days from the end of the applicable calendar year. The Bonus portion of the Executive compensation could, in the future, vary as recommended by the Compensation Committee and agreed upon by the Board.

4.3                  Annual Review: The Executive's Base Salary and Bonus will be reviewed annually and may be subject to adjustment at the discretion of Compensation Committee of the Board of Directors of the Corporation.

ARTICLE 5 - Benefits and Vacation

During the period of employment of the Executive hereunder,

5.1                  Expenses: the Executive shall be reimbursed for all reasonable travelling and other reasonable expenses incurred by him in connection with the performance of his duties hereunder upon provision of appropriate receipts or other vouchers;

5.2                  Vacation: the Executive shall be entitled to four (4) weeks paid vacation per year as determined by the vacation policy of the Corporation, and such vacation shall be taken at a time convenient to the operation of the Corporation’s business;

5.3                  Benefits: the Executive shall be entitled to participate in any group benefit plans and such other benefits as may be made available to the employees from time to time in accordance with the terms and conditions of such plans and subject to amendments to such plans as may be made in the sole discretion of the Corporation;

5.4                  Stock Options: Conditional upon signing this Agreement, the approval of the Compensation Committee of the Corporation’s Board of Directors and the consent of all applicable regulatory authorities, the Corporation may from time to time grant to the Executive options to purchase common shares of the Corporation.

5.5                  Takeover relating to Stock Options granted prior to November 20, 2015: Should the Corporation be subject to a Change in Control, all unvested options granted prior to November 20, 2015 shall be vested immediately prior to the conclusion of such Change in Control.

5.6                  "Change in Control" relating to Stock Options granted after November 19, 2015: In the event that the Corporation terminates the employment of the Executive without cause or if the Executive resigns in circumstances constituting constructive dismissal, in each case, within 24 months following a Change of Control (such date being the “Termination Date”), all of the Executive's options, which were granted after November 19, 2015 (subject to any performance conditions and all other conditions of the operative Stock Option Plan), will vest immediately prior to the Termination Date. Such vested options may be exercised until the earlier of a) 120 days following the date of expiry of the notice period in connection with such termination (or, if there is no such notice period, 120 days following the actual Termination Date); or (b) the normal expiry date of the option rights. Upon the expiration of such period, all unexercised option rights of the Executive shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the Executive under the Stock Option Plan. For the purposes of this Agreement "Change of Control" shall mean any one or a combination of:

(i)

any transaction at any time and by whatever means pursuant to which (A) the Corporation goes out of existence by any means, except for any corporate transaction or reorganization in which the proportionate voting power among holders of securities of the entity resulting from such corporate transaction or reorganization is substantially the same as the proportionate voting power of such holders of Corporation voting securities immediately prior to such corporate transaction or reorganization or (B) any person or any group of two or more persons acting jointly or in concert (other than the Corporation, a wholly-owned subsidiary (as defined in the Securities Act (Ontario)) of the Corporation, an employee benefit plan of the Corporation or of any of its wholly-owned subsidiaries, including the trustee of any such plan acting as trustee) hereafter acquires the direct or indirect “beneficial ownership” (as defined by the Business Corporations Act (Ontario)) of, or acquires the right to exercise control or direction over, securities of the Corporation representing 50% or more of the Corporation’s then issued and outstanding securities in any manner whatsoever, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)	the sale, assignment or other transfer of all or substantially all of the assets of the Corporation to a person other than a wholly- owned subsidiary of the Corporation;

(iii)

the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more persons which were wholly-owned subsidiaries of the Corporation immediately prior to such event;

(iv)

the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, arrangement or otherwise by any other person (other than a short form amalgamation or exchange of securities with a wholly-owned Subsidiary of the Corporation); or

the Board of Directors passes a resolution to the effect that, for the purposes of some or all of the option agreements issued under the applicable Stock Option Plan, an event set forth in (i), (ii), (iii) or (iv) above has occurred.

5.7                  Deferred Share Units: conditional upon signing this Agreement, the approval of the Compensation Committee of the Corporation’s Board of Directors and the consent of all applicable regulatory authorities, the Corporation may from time to time grant to the Executive deferred share units under the Deferred Share Unit Plan of the Corporation.

5.8                  Registered Savings Plan: the Executive shall be entitled to receive annually up to 5% of base salary as an equal matching contribution to a registered savings plan where the Executive contributes to a registered savings plan through payroll deduction. The maximum matching contribution shall be equal to 50% of the maximum registered savings plan contribution limit as set by the Canada Revenue Agency for the respective year.

5.9                  Insurance: the Corporation shall, during the Executive’s employment hereunder, maintain in force directors and officers insurance sufficient to indemnify and hold harmless the Executive from any liability, claims, actions, costs or demands brought against him arising from or relating to the fulfilment by the Executive of his duties hereunder, to the extent that such insurance is permitted by public policy and/or any relevant law or regulation.

ARTICLE 6 - Termination

6.1                  Notice: The Executive's employment hereunder may be terminated at any time:

6.1.1                by the Corporation without prior notice and without further obligations to the Executive, for reasons of Just Cause, subject to the requirements of the Employment Standards Act (Ontario);

6.1.2                subject to Article 7.1, by the Corporation without Just Cause and without prior notice to the Executive;

6.1.3                by the Executive, and without further obligation, on three (3) months prior written notice given by the Executive, which the Corporation, in its sole discretion, may waive in whole or in part. In the event that the Corporation elects to waive any part of the said notice period, it shall nonetheless provide the Executive with his regular employment compensation for that period;

6.1.4                automatically upon the death of the Executive without further obligation of the Corporation; or

6.1.5                upon the Disability of the Executive.

6.2                  Beneficiaries: Save as is hereinafter provided, neither the Executive nor his heirs, administrators or assigns shall have any entitlement whatsoever arising from the termination of the Executive’s employment hereunder by reason of the Executive’s death or Disability, save any entitlement to salary, bonus, stock options or reimbursement of expenses accrued and owing to the Executive to the date of such termination. Nothing in this section shall disentitle the Executive or his heirs, administrators or assigns from any benefit or entitlement to which they are otherwise entitled, pursuant to a policy of insurance or benefit plan.

ARTICLE 7 - Rights of the Executive on Termination

7.1                  Termination without Just Cause: Where the Executive's employment under this Agreement has been terminated by the Corporation pursuant to Article 6.1.2, the Executive shall be entitled to receive from the Corporation,

7.1.1                 payment of all remuneration pursuant to Article 4, any entitlement in respect of unused vacation pursuant to Article 5.2, benefits pursuant to Article 5.3, registered savings plan contributions pursuant to Article 5.8 and insurance coverage pursuant to Article 5.9, in each case as unpaid and earned to the date of termination;

7.1.2                 continuation of the Executive's Base Salary and Average Monthly Bonus for the period equal to the greater of A) twelve months; or B) one month per year of completed service (capped at twenty-four months). For this purpose "Average Monthly Bonus" shall calculated using the average of the Executive's last three annual bonus payments and divided by 12; and

7.1.3                 continuation of benefits and registered savings plan contributions, pursuant to Articles 5.3 and 5.8, for the period of time determined pursuant to Article 7.1.2(with the exception of short and long term disability coverage) subject to plan limits and as permitted by carriers.

7.2                  The payments to the Executive, pursuant to Article 7.1 shall be deemed to include and to satisfy any entitlement to notice or termination pay and severance pay pursuant to the Ontario Employment Standards Act.

7.3                  Where the Executive's employment has been terminated under sub-Articles 6.1.1, 6.1.3, 6.1.4, and 6.1.5, he shall not be entitled to any payment as separation pay, in lieu of notice, or as damages. The Executive hereby waives any claims he may have against the Corporation for or in respect of separation pay, or on account of loss of office or employment or notice in lieu thereof or damages in lieu thereof (other than rights to accrued but unpaid, remuneration pursuant to Article 4, vacation pay pursuant to Article 5.2, and to reimbursement of expenses pursuant to Article 5.1) . Upon the cessation of the employment of the Executive for any reason or any Change Affecting the Executive’s Employment (as defined below) and receipt of the payments set out in Article 6.1.2 or 6.1.3 or under Part II, the Executive shall execute a release and waiver in favour of the Corporation in a form satisfactory to the Corporation; provided that delivery of such payments will be conditional on delivery by the Executive to the Corporation of the said release and waiver, together with his resignation as a member of the Board of Directors of the Corporation.

7.4                  On termination of employment, any stock options of the Executive and any shares issued upon exercise of any such stock options will be dealt with in accordance with the stock option plan of the Corporation, as amended from time to time.

7.5                  On termination of employment any deferred share units of the Executive will be dealt with in accordance with the Deferred Share Unit plan of the Corporation, as amended from time to time.

PART II - CHANGE AFFECTING THE EXECUTIVE'S EMPLOYMENT

ARTICLE 1 - Definitions Applicable to this Part II

1.1                  "Change Affecting the Executive's Employment" means the assignment to the Executive of any duties inconsistent with the Executive's status as a senior executive officer of the Corporation or a substantial adverse alteration in the nature or status of the Executive's responsibilities.

ARTICLE 2 – Terms

2.1                  In the event that there is a Change Affecting the Executive's Employment, the Corporation will provide to the Executive the following severance benefits:

2.1.1                an amount equal to all outstanding Base Salary amounts and vacation pay, pursuant to Article 5.2 of Part I, accrued to the date of the Change Affecting the Executive's Employment;

2.1.2                continuation of the Executive's Base Salary pursuant to Articles 7.1 of Part I, which shall be calculated in accordance with the Executive's Base Salary in force immediately prior to the Change Affecting the Executive's Employment;

2.1.3                - continuation of the Executive's Average Monthly Bonus for the period of time required by Article 7.1; and

2.1.4                following the Change Affecting the Executive's Employment, the Corporation will continue to make payments for the benefit of the Executive to benefit plans, pursuant to Article 5.3 of Part I (with the exception of short and long term disability coverage) for the period of time determined pursuant to 7.1.3 subject to plan limits and as permitted by carriers.

2.2                  The payments to the Executive, pursuant to Article 2.1 of this Part II shall be deemed to include and to satisfy any entitlement to notice or termination pay and severance pay pursuant to the Ontario Employment Standards Act.

PART III - NON-COMPETITION, CONFIDENTIALITY, SOLICITATION and
ASSIGNMENT OF INTELLECTUAL PROPERTY RIGHTS

ARTICLE 1 - Definitions Applicable to this Part III

1.1                  “Confidential Information” means confidential or proprietary information or data of or possessed by the Corporation, relating to the Corporation including such information (i) pertaining to research, development, engineering, production, sales, marketing, technical information, the technology, financial information, operating information, costs, performance, business process or customers, or (ii) in a context in which the source of such information or data reasonably communicates, or the recipient of such information or data should reasonably have understood, that it should be treated as confidential or proprietary, whether or not the specific word “confidential” or “proprietary” is used.

1.2                  “Designated Area” means the province of Ontario.

1.3                  "Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

ARTICLE 2 - Non-Competition

2.1                  For so long as the Executive is employed with the Corporation and for a period of one (1) year from the date on which the Executive ceases to be an employee with the Corporation, such Executive shall not, directly or indirectly, in any manner whatsoever including, without limitation, either individually, or in partnership, jointly or in conjunction with any other Person, or as employee, principal, agent, director or shareholder:

2.1.1                be engaged in any undertaking;

2.1.2                have any financial or other interest (including an interest by way of royalty or other compensation arrangements) in or in respect of the business of any Person which carries on a business; or

2.1.3                 advise, lend money to or guarantee the debts or obligations of any Person which carries on a business;

in the Designated Area which is the same as or substantially similar to or which competes with the business carried on by the Corporation during the relevant period or on the date on which the Executive ceases to be employed by the Corporation.

2.2                  Notwithstanding the foregoing, nothing herein shall prevent the Executive from owning not more than five percent (5%) of the issued share of a corporation, the shares of which are listed on a recognized stock exchange or traded on the over-the-counter markets in Canada or the United States, that carries on a business which is the same as or substantially similar to or which competes with or would compete with the business of the Corporation provided that such five percent (5%) ownership does not constitute de facto control over such competitor corporation.

2.3                  The Executive agrees that all restrictions in this Agreement are necessary and fundamental to the protection of the business carried on by the Corporation and that all such restrictions are reasonable and valid, and all defenses to the strict enforcement thereof by any of the parties hereto are hereby waived.

ARTICLE 3 - Non-Solicitation

3.1                  For a period of one (1) year from the date on which the Executive ceases to be an employee of the Corporation, such Executive shall not directly or indirectly, in any manner whatsoever including, without limitation, either individually, or in partnership, jointly or in conjunction with any other Person, or as employee, principal, agent, director or shareholder hire any employees of the Corporation or induce or attempt to induce any employee of the Corporation to leave his employment or contact any customers of the Corporation for the purpose of selling to those customers any products or services which are the same as or substantially similar to, or competitive with, the products or services sold by the Corporation at such date.

ARTICLE 4 - Confidentiality

4.1                  The Executive agrees that he shall not, without the prior written consent of the Corporation, directly or indirectly communicate or disclose to any Person, or use for any purpose other than in furtherance of the Corporation’s business, any knowledge or information acquired by the Executive relating to or concerning the technology, trade secrets, systems or any other confidential information regarding the property, business or affairs of the Corporation, nor shall it utilize or make available any such knowledge or information, directly or indirectly, in connection with the solicitation or acceptance of employment with any competitor of the Corporation. Each Executive agrees to deliver to the Corporation all documents and other media containing any confidential or proprietary information of the Corporation without retaining any copies thereof upon ceasing to be employed by the Corporation or upon request of the Corporation.

4.2                  The foregoing provisions shall not apply to information: (i) which is in the public domain; (ii) which the disclosing party can demonstrate through appropriate documentation was previously known to the disclosing party; (iii) which the disclosing party learned from a source other than the Corporation or an employee of the Corporation, and without violation of this or any other non-disclosure obligation; or (iv) which is required to be disclosed by operation of law or the decision or order of a court or tribunal of valid jurisdiction.

4.3                  Each party acknowledges that disclosure of any Confidential Information regarding the Corporation in contravention of this Article 4 may cause significant harm to the Corporation and that remedies at law may be inadequate to protect against a breach of this Article 4. Accordingly, each party agrees that the Corporation shall be entitled, in addition to any other relief available to it, to the granting of injunctive relief without proof of actual damages or the requirement to establish the inadequacy of any of the other remedies available to it. Each party covenants not to assert any defence in proceedings regarding the granting of an injunction or specific performance based on the availability to the Corporation of any other remedy.

4.4                  The Executive acknowledges and agrees that the obligations under this Article 4 are to remain in effect in perpetuity.

ARTICLE 5 – Assignment of Intellectual Property Rights

5.1                  The Executive hereby assigns and transfers to the Corporation all right, title and interest, including intellectual property rights and copyrights, in and to any and all information of the business, financial, strategy, products, suppliers or customers of the Corporation, including without limitation, any work product, technology, source and object code, programs, designs, schematics, flow diagrams, documentation, techniques, records, books and other documents relating in any manner whatsoever, whether prepared by the Executive or otherwise coming into the Executive's possession (collectively referred to as the "Materials"). Accordingly, the Corporation has all right, title and interest, including intellectual property rights and copyrights in the Materials and the Executive waives and all moral rights to such Materials in favour of the Corporation.

5.2                  Upon the cessation of the employment of the Executive for any reason, or at any other time upon request of the Corporation, the Executive shall return promptly all Confidential Information and Materials, manuscripts, letters, reports, models, proposals, computer files and other documents, materials and property belonging to the Corporation or to any third party to whom the Corporation owes confidentiality obligations.

ARTICLE 6 – Obligations Not Exhaustive

6.1                  The Executive acknowledges that the obligations contained in this Part III are not in substitution for any obligations which such Executive may now or hereafter owe to the Corporation and which other obligations exist apart from this Part III and that the obligations contained in this Part III do not replace any rights of the Corporation with respect to any such other obligation.

ARTICLE 7 - Remedies

7.1                  The Executive acknowledges that a breach or threatened breach by such Executive of any provision of this Part III will result in the Corporation suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, the Executive agrees that the Corporation shall be entitled to interim and permanent injunctive relief, specific performance and other equitable remedies, in addition to any other relief to which the Corporation may become entitled.

PART IV - GENERAL

ARTICLE 1 - Survival

1.1                  The provisions of Part III and any confidentiality agreement executed by the Executive shall survive the termination of the employment of the Executive with the Corporation under this Agreement.

ARTICLE 2 - Entire Agreement

2.1                  This Agreement constitutes the entire agreement between the parties hereto relative to the employment of the Executive and supersedes all prior agreements and understandings whether written or oral relative to the employment of the Executive. Except as otherwise specifically set forth in this Agreement, no party hereto makes any representation or warranty express or implied, statutory or otherwise to any other party hereto. This Agreement may not be amended or modified except by written instrument executed by all the parties hereto. Nothing contained in the Agreement is a waiver or release of any fiduciary obligations of the Executive owed to the Corporation.

ARTICLE 3 - Governing Law

3.1                  This Agreement shall be deemed to have been made in and shall be construed in accordance with the laws of the province of Ontario and, for the purposes of all legal proceedings, this Agreement shall be deemed to have been performed in such province. The Executive and the Corporation hereby irrevocably attorns to the exclusive jurisdiction of the courts of such province and the courts of such province shall have the sole and exclusive jurisdiction to entertain any action arising under this Agreement.

ARTICLE 4 - Assignment

4.1                  This Agreement shall not be assignable by either party hereto except with the prior written consent of the other party hereto.

ARTICLE 5 - Further Assurances

5.1                  Each of the parties hereto hereby covenants and agrees to promptly do all such acts and execute all such further agreements, assurances and other documents as the other party hereto may from time to time reasonably request in writing be done and/or executed in order to better evidence and/or perfect the respective matters and things herein provided for and/or the respective obligations created or intended to be created hereby.

ARTICLE 6 - Enurement

6.1                  The provisions hereof, where the context permits, shall enure to the benefit and be binding upon the Executive and his heirs, executors, administrators and legal personal representatives and the Corporation and its successors and assigns.

ARTICLE 7 - No Liability for Directors or Others

7.1                  The Executive acknowledges and agrees that each and every of the obligations, agreements, liabilities and covenants in this Agreement which are not the Executive's are solely those of the Corporation, and the directors, officers, Executives and shareholders of the Corporation shall not have, and are hereby released from, any responsibility or liability of any nature whatsoever in respect of such obligations, agreements, liabilities or covenants.

ARTICLE 8 - Independent Legal Advice

8.1                  The Executive confirms that he has read and understands the terms of this Agreement. The Executive confirms that the Corporation has advised, and given him an opportunity, to seek independent legal advice prior to the execution of this Agreement.

ARTICLE 9 - Insurance

9.1                  The Corporation shall use its reasonable best efforts to obtain comprehensive directors and officers liability insurance and comprehensive disability insurance for its executives on commercially reasonable terms.

9.2                  The Corporation may, from time to time, apply for and take out, in its own name and at its own expense, naming itself or others as the designated beneficiary (which may change from time to time), policies for life, health, accident, disability or other insurance upon the Executive in any amount or amounts that it may deem necessary or appropriate to protect its interest.

9.3                  The Executive agrees to aid the Corporation in procuring the insurance referred to in Articles 9.1 and 9.2 of this Part III by submitting to such medical examinations and by filling out, executing and delivering such applications and other instruments as may reasonably be required from time to time by an insurance company or companies to which any application or applications for insurance may be made by or for the Corporation.

ARTICLE 10 - Headings

10.1                 The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

ARTICLE 11 - Notices

11.1                 Any notices, consents, demands, requests, approvals, and other communications to be given under this Agreement by either party to the other must be in writing and must be either (i) personally delivered, (ii) mailed by registered or certified mail, postage prepaid with return receipt requested, (iii) delivered by overnight express delivery service or same-day local courier service, or (iv) delivered by facsimile transmission, to the address set forth below, or to such other address as may be designated by the parties from time to time in accordance with this Article 11.

If to the Corporation:
Chief Executive Officer
Trillium Therapeutics Inc.
96 Skyway Avenue
Toronto, Ontario, M9W 4Y9

Fax: 416.595.5835

If to the Executive:

Notices delivered personally or by overnight express delivery service of by local courier service are deemed given as of actual receipt. Mailed notices are deemed given three business days after mailing. Notices delivered by facsimile transmission are deemed given upon receipt by the sender of transmission confirmation.

ARTICLE 12 - Waiver

12.1                 No waiver of any of the provisions of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

ARTICLE 13 - Statutory Deductions

13.1                 All payments made under this Agreement are subject to any deductions required by law.

ARTICLE 14 - Successors

14.1                 The Corporation shall ensure so that any successor to the Corporation (whether direct or indirect, by purchase, amalgamation, reorganization or otherwise) accepts the terms of this Agreement as if it were an original signatory hereto.

ARTICLE 15 – Currency

15.1                 Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of Canada.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first above written.

SIGNED, SEALED AND DELIVERED

in the presence of

)
	)	/s/ Robert Uger
)
Witness	)	DR. ROBERT UGER

TRILLIUM THERAPEUTICS INC.

By:	/s/ Niclas Stiernholm
Name:	Niclas Stiernholm
Title	CEO